CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

DEUTSCHE BANK SECURITIES INC.

60 Wall Street

New York, New York 10005

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010

March 29, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Acquisition Corp.
Registration Statement on Form S-1
Filed March 7, 2017, as amended
File No. 333-216514

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby withdraw our previous request for acceleration of the effective date of the above-named Registration Statement filed as correspondence via EDGAR on March 28, 2017 and hereby join in the request of Kayne Anderson Acquisition Corp. for acceleration of the effective date of the above-named Registration Statement, as amended so that it will become effective at 4:00 p.m. Eastern time on Wednesday, March 29, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,025 copies of the Preliminary Prospectus dated March 27, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael Jamieson
	Name:	Michael Jamieson
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Eric Hackel
	Name:	Eric Hackel
	Title:	Managing Director

By:	/s/ Francis Windels
	Name:	Francis Windels
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Christopher Eby
	Name:	Christopher Eby
	Title:	Managing Director

As Representatives of the Several Underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]